Exhibit 99.5

4Q/FY23 Grupo Éxito Financial Results February 28, 2024 “ The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of t he issuer” .

2 Note on forward looking statements This document contains certain forward - looking statements based on data, assumptions, and estimates, that the Company believes are reasonable ; however, it is not historical data and should not be interpreted as guarantees of its future occurrence . The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward - looking statements . Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG - related targets and goals, are examples of forward - looking statements . Although the Company’s management believes that the expectations and assumptions on which such forward - looking statements are based are reasonable, undue reliance should not be placed on the forward - looking statements . Grupo Éxito operates in a competitive and rapidly changing environment ; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward - looking statement . Important factors that could cause actual results to differ materially from those indicated by such forward - looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3 . Key Information – D . Risk Factors” in the Company’s registration statement on Form 20 - F filed with the Securities and Exchange Commission on July 20 , 2023 . The forward - looking statements contained in this document are made only as of the date hereof . Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward - looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward - looking statement contained in this document is based . Reconciliations of the non - IFRS financial measures in this webcast are included at the appendices to this webcast presentation .

▪ Tender offer outcome ▪ ESG strategy ▪ Financial and operating highlights ▪ Financial performance ▪ Conclusions and Q&A session Agenda 3

4 Tender offer outcome Grupo Calleja

Note : 1 BDR represents 4 common shares, and 1 ADR represents 8 common shares . (1) Shareholder structure reported on January 25 , 2024 . 5 Float Casino ~34% ~53% ~13% (CBD) Change in ownership structure and share allocation by market post - TO Tender Offer Outcome 1 13.2% Casino Float 86.8% Grupo Calleja Stake Shareholding structure @25/01/2024 11.3% BDR float 1.2% ADR float 0.7% BVC float 65.4% ADR G. Calleja 21.4% BVC G. Calleja 100.00% Total G. Calleja 86.8% Float 13.2% Float distribution 8.7% 5.3% 86% 13.2% • Shareholder's base 1 is represented by around 42,000 holders distributed in 3 markets • Float distribution outcome : BDR ´ s 86%, ADR ´ s 8.7% and BVC 5.3%

6 Sustainability Strategy

Zero Malnutrition Sustainable Trade My Planet Governance & Integrity Healthy lifestyle ESG initiatives to generate value: economic growth, social development and environmental protection • Over 72 , 000 children benefited from nutrition and complementary programs • Over 183 , 000 food packages delivered to children and their families • 90 % of fruit and vegetables purchased locally • Paissana Brand portfolio of 144 SKUs and 37 suppliers • 278 direct suppliers in Sustainable Livestock geo - referenced • Gold Sustainable Fashion certification awarded by CO 2 ZERO • Ranked 7 th as the Colombian company with best reputation standards by Merco 2 • Scored 73 / 100 in S&P Global Corporate Sustainability Assessment 2023 • Completion of spin - off, share listing in 3 markets and acquisition of minority stake of 6 . 66 % of Grupo Disco • TCFD recommendations implemented • Promotion of healthy spaces t hrough physical and mental health activities • Elimination of over 30 controversial ingredients from private label products • 34 % of reduced carbon footprint vs baseline 2015 • 19 , 000 tons of material and + 1 , 300 tons of recyclable material collected post - consumption • Near of 650 , 000 trees planted during 2023 • A Sustainable Livestock Model , audited and certified by ICONTEC 1 Our people • Friendly Biz accreditation obtained by the Diversity Chamber ESG achievements 2023 Notes : (1) Organization accredited for validation and certification services . (2) Monitor Empresarial de Reputación Corporativa, measures and evaluates corporate reputation in LatAm . 7

8 Operating and financial highlights

Recurring EBITDA 3 COP$ 527,034 M ( - 1.9%, 9.7% margin; +8.1% excluding FX ) Net Revenue COP$5.4 B ( - 12.6% y/y, - 1.3% excluding FX) Notes : (1) Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of - 11 . 5 % at Net Revenue and - 9 . 3 % at recurring EBITDA in 4 Q 23 . (2) Excluding FX and calendar effects . (3) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . (4) LTM e xpansion from o penings, reforms, conversions and remodellings . SSS 2 - 1.6% Net Revenue : Retail Sales growth in LC : Uru + 4 . 7 % and Arg + 372 . 7% ; and solid real estate performance in Colombia (+ 19 . 7% ) Contribution from innovative formats • Colombia : 42 . 3% (+ 0 . 1 p . p . y/y) • Consolidated : 46 . 4% (+ 6 . 2 p . p . y/y) LTM store expansion: 56 stores 4 (Col 49, Uru 4, Arg 3) 4Q23 Consolidated highlights 1 Financial Highlights Investment & expansion Operating Highlights Net Income COP$118,749 M (vs Loss of $77,668 M y/y) 9 656 stores (+19 QoQ) 1.06 M sqm (+0.6%) Capex of COP$103,476 M during 4Q23 76 % allocated to expansion 4 Colombia: 17 stores (6 Éxito, 2 Carulla, 4 Surtimax, 4 Surtimayorista, 1 Super Inter) Uruguay: 2 Devoto Express Higher real estate income from rents and administrative fees in Colombia (+ 20 . 3% ) Gross Profit : - 12 . 7 % to 25 . 4 % margin driven by Colombia (+ 6 . 1% ) boosted by the higher cost base of relocating the industry facility and offset by the FX effect Recurring EBITDA 3 : - 1 . 9 % driven by Uruguay (+ 5 . 1% , + 128 bps in margin) Net Income driven by Colombia and Uruguay operating outcome and a lower tax and expense structure Net Income of COP$118,749 M from a lower tax base and expense structure Omni - channel performance FY 23 : • 5 % growth • 10 . 6 % share (+ 0 . 6 p . p . vs 2022 ) (Col 12 . 5% , Uru 3 . 2 % and Arg 3 . 1% )

Recurring EBITDA 3 COP$1,638,419 M ( - 1.4%, 7.8% margin; +0.8% excluding FX ) Net Revenue COP$ 21.1 B (+ 2.4 % y/y, + 8.7% excluding FX) Notes : (1) Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of - 5 . 7 % at Net Revenue and - 2 . 2 % at recurring EBITDA during 2023 . (2) Excluding FX and calendar effects . (3) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . (4) LTM e xpansion from o penings, reforms, conversions and remodellings . SSS 2 +6.4% Net Revenue : Retail Sales grew above CPI from international operations (in LC) and solid real estate performance in Colombia (+ 15 . 2% ) Contribution from innovative formats • Colombia 42 . 2% (+ 0 . 6 p . p . y/y) • Consolidated 44 . 4% (+ 2 . 4 p . p . y/y) LTM store expansion: 56 stores 4 (Col 49, Uru 4, Arg 3) FY23 Consolidated 1 highlights Financial Highlights Investment & expansion Operating Highlights Net Income COP$125,998 M (+27.2% vs COP$99,072 M FY22) 10 656 stores (+56 LTM) (Col 522, Uru 98, Arg 36) 1.06 M sqm (+2.2%) Capex of COP$522,023 M during FY23 70 % allocated to expansion 4 Colombia: 49 stores LTM (7 Éxito, 7 Carulla, 14 Surtimax, 3 Super Inter and 18 Surtimayorista) Uruguay: 4 stores (2 Devoto SM and 2 Devoto Express) Argentina: 3 stores (1 Hiper and 2 Mini Libertad) Omni - channel performance FY 23 : • 10 . 3 % growth • 10 . 1 % share (+ 0 . 3 p . p . vs 2022 ) (Col 12 . 7% , Uru 2 . 7 % and Arg 3 . 6% ) Gross Profit : + 3 . 6 % to 25 . 7 % margin (+ 28 bps y/y) driven by Uruguay (+ 79 bps) and Colombia (+ 32 bps) from assertive commercial strategies and cost efficiencies Recurring EBITDA 3 : margin gains from Uruguay (+ 76 bps) and Argentina (+ 36 bps) ; + 2 . 4 % excluding operating tax at consolidated level Net Income driven by international operations and a lower tax base Net Income grew 27.2% despite higher rates, inflation and effect of Tuya share of profits Higher real estate income from rents and administrative fees : + 11 . 6 % and + 18 . 6 % at consolidated and Colombia levels, respectively Improved working capital (inventories - 6 . 2 days) and cash generation of COP $ 123 , 000 M

Financial Performance 11

Argentina and Uruguay grew annual Net Revenues above inflation (in LC), while Colombia reflected a slowdown in consumption Net Revenue performance • CPI 9 . 28 % LT - dec, 5 % food inflation ; retail sales (exc . gas and vehicles) decreased 3 . 2 % y/y • Top line driven by real estate (+ 19 . 7% 4 Q, + 15 . 2 % y/y), omni - channel (+ 5 . 2% 4 Q, + 10 . 1 % y/y), innovative formats ( 42 . 2 % vs 41 . 6 % y/y), food (+ 3 . 0% 4 Q, + 7 . 6 % y/y) • Non - food ( - 7 . 2% 4 Q, - 5 . 2 % y/y ) impacted by lower credit, consumer confidence and 2 non - VAT days in base • Éxito : driven by fresh (+ 8 . 1% ) and FMCG (+ 6 . 3% ) and affected by electro ( - 8 . 8% ) • Carulla : the best performing banner during 2023 driven by food (+ 13 . 8% ) and omni - channel (+ 49 . 7% ) • Low - cost & Other : impacted by lower consumer access to credit and affected performance of institutional clients • CPI 5.11% LT - dec • Retail Sales and SSS in LC : 4 . 7% , 3 . 0% 4 Q ; 9 . 9% , 8 . 9 % y/y • Top line growth despite droughts, a higher basis in Punta del Este and consumption outflow to Argentina • CPI 211 . 4 % LT - dec • Results in COP impacted by FX of - 106 % in 4 Q 23 and - 82 . 6 % in 2023 • Retail Sales and SSS in LC : 372 . 7% , 350 . 7% 4 Q ; 246 . 3% , 214 % y/y • Top line grew abo ve inflation, boosted by anticipated purchasing to hedge devaluation and a higher share of the C&C format on total sales ( 17 . 3 % in 2023 ) • Real estate grew 225 . 1 % in LC and reflected high occupancy levels ( 94% ) Notes : Data in COP includes a - 12 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 4 Q 23 and 7 . 4 % in FY 23 and - 106 % and - 82 . 6 % in Argentina, respectively, calculated with the closing exchange rate . SSS in local currency, include the effect of conversions and exclude the calendar effect of - 0 . 7 % in Colombia ( - 0 . 8 % in Éxito, - 0 . 3 % in Carulla and - 0 . 5 % in LC segments), - 0 . 4 % in Uruguay and - 1 . 3 % in Argentina in 4 Q . (1) Segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third - party sellers, and the sale of property development projects (inventory) of COP $ 49 . 4 M during 2023 . 12 Colombia Uruguay Argentina Low-cost & Other (2) Low-cost & Other (2) Variations SSS -1.9% -2.8% 7.4% -7.5% 1.4% -0.4% 13.8% -2.5% Total -0.3% -1.8% 6.9% -1.0% 3.5% 1.2% 13.1% 4.4% Total MCOP 4,264,591 2,938,935 687,419 638,237 15,018,909 10,214,174 2,434,416 2,370,319 4Q23 FY23 in COP M 4Q23 4Q22 % Var 4Q23 4Q22 % Var % var exc. FX 4Q23 4Q22 % Var % var exc. FX 4Q23 4Q22 % Var % var exc. FX Retail Sales 4,264,591 4,279,221 (0.3%) 1,058,282 1,148,313 (7.8%) 4.7% (147,054) 520,647 (128.2%) 372.7% 5,175,618 5,947,643 (13.0%) (1.6%) Other Revenue 232,613 216,468 7.5% 14,802 14,014 5.6% 20.0% (7,558) 18,531 (140.8%) 582.7% 239,718 249,003 (3.7%) 5.3% Net Revenue 4,497,204 4,495,689 0.0% 1,073,084 1,162,327 (7.7%) 4.9% (154,612) 539,178 (128.7%) 380.0% 5,415,336 6,196,646 (12.6%) (1.3%) in COP M FY23 FY22 % Var FY23 FY22 % Var % var exc. FX FY23 FY22 % Var % var exc. FX FY23 FY22 % Var % var exc. FX Retail Sales 15,018,909 14,517,395 3.5% 4,193,328 3,553,925 18.0% 9.9% 1,014,898 1,683,717 (39.7%) 246.3% 20,226,311 19,754,076 2.4% 8.6% Other Revenue 816,085 762,273 7.1% 42,014 36,598 14.8% 6.9% 37,908 66,998 (43.4%) 225.1% 895,776 865,597 3.5% 10.2% Net Revenue 15,834,994 15,279,668 3.6% 4,235,342 3,590,523 18.0% 9.8% 1,052,806 1,750,715 (39.9%) 245.5% 21,122,087 20,619,673 2.4% 8.7% Colombia Uruguay Argentina Consolidated Colombia Uruguay Argentina Consolidated

FY23 Performance of Innovative Formats 36% (+133bps vs FY22) 63% (+137 bps vs FY22) Share on Éxito’s Retail Sales Retail Sales increase vs. regular stores (included in 207 Éxito stores) +24.4 p.p. after 24 months +13.9 p.p. after 24 months 13 Hypers • Innovative experience • New generation of hypermarkets • Omni - channel experience Supers 32 stores 31 stores Share on Carulla’s Retail Sales Retail Sales increase vs. regular stores • Differentiation and freshness • First carbon neutral food retailer in Latam 1 • Green market for healthy nutrition • No plastic bags at stores (included in 112 Carulla stores) Increased share on Colombia sales (42.2%, +60bps y/y)

FY23 Performance of Innovative Formats Surtimayorista, Allies and Misurtii: Targeting and associating with the traditional market 64 stores 2.2x after 24 months Share on Retail Sales Retail Sales increase vs. regular stores 5.4% (+23bps, share on Colombia Retail Sales y/y) Retail Sales COP $233,000 M +1.6% y/y 2,430 partners (+1,300 y/y ) COP$79,000 M In Retail Sales +37% In Retail Sales +168,000 Orders in 2023 14 Cash and Carry of proximity Strategic partners Misurtii 18 stores opened during 2023 (+8,925 sqm) 34,000 c lients registered

Omni - channel 1 performance (1) Include . com, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B 2 B virtual 15 + 22% Food Sales (11.9% share) 19.3 M Orders (+44%) 2023 12.7 % Share on Retail Sales Marketplace: +15.3% during 2023 , 28% share on omni - channel non - food GMV Omni - channel sales share (+70bps to 12.7% y/y), boosted by a solid food sales trend (+22%, 11.9% share on sales) FY Highlights 15 4Q23 COP$543,000 M In Retail Sales (+5.2%) 12.5% Share on Retail Sales COP$1.9 B In Retail Sales (+10.1%) Apps: COP$45,000 M (+34%) in 4Q; COP$ 142,000 M (+57%) in sales 2023 12.7% share on sales, despite t wo non - VAT days in the base and non - food ( - 7%) 549,407 1,462,707 1,492,758 1,764,378 1,942,108 5.0% 12.5% 11.9% 12.0% 12.7% 2019 2020 2021 2022 2023 Omni - channel sales and share on sales

Asset and traffic monetization during 2023 Real Estate Business The most important complementary business and contributor to margins 794,000 sqm of GLA (33 assets) Occupancy rate 97.6% (vs. 96.4% y/y ) Note : (1) Viva Malls is a JV with Fondo Inmobiliario Colombia (FIC) in which Grupo Éxito has 51 % stake and consolidates the business . 16 Revenues from rental and administrative fees (+11.6% consol, +18.6 Col in 2023 ) x 17 assets x 561,000 sqm of GLA (71% share) x 98.6 % occupancy rate Viva Malls 1 Leading shopping malls operator Guaranteed income from leases and stable cash flow Real estate: main business to monetize traffic with solid contribution to margins VM grew revenue by 18.8% and by 15.6% during 4Q23 and 2023 respectively and Recurring EBITDA by 21.1% and 20.7%, respectively, at consolidated level y/y In MCOP 4Q23 4Q22 % Var FY23 FY22 % Var Net Revenue 113,952 95,907 18.8% 398,806 344,920 15.6% Recurring EBITDA 87,158 71,952 21.1% 265,852 220,344 20.7% Recurring EBITDA Margin 76.5% 75.0% 146 bps 66.7% 63.9% 278 bps

7 M active clients (+10.7% y/y) AAA rating Note : TUYA and Puntos Colombia are 50 / 50 JV ´ s with Bancolombia .  Loyalty platform PCO COP$172,000 M Redeemed 1.6 M cards in stock 3.3 B COP Loan Portfolio TUYA: Risk management activities to protect fundamentals in line with the banking sector Puntos Colombia: Strong growth and positioning 17 Granted for 13 straight years by • 12% share on our sales in Colombia • Provision levels and risk coverage continued above legal requirements # 1 Brand power according to Kantar » Launch of Puntos Pay in the app : points transfer, QR payments and accumulating or redeeming points » Ranked 1 st as best Marketplace store by Vtex » Launch of the new Media Services business » 224 corporate brands (points issuance/redemption) Present in 1/3 of Colombian household s

Real estate in Colombia and expense dilution in Uruguay led to Recurring EBITDA margin gains of 106bps in 4Q23

Operating performance by country

in COP M	Colombia 4Q23	Colombia 4Q22	Colombia % Var	Uruguay 4Q23	Uruguay 4Q22	Uruguay % Var	Uruguay % var exc. FX	Argentina 4Q23	Argentina 4Q22	Argentina % Var	Argentina % var exc. FX	Consolidated 4Q23	Consolidated 4Q22	Consolidated % Var	Consolidated % var exc. FX
Net Revenue	4,497,204	4,495,689	0.0%	1,073,084	1,162,327	(7.7%)	4.9%	(154,612)	539,178	(128.7%)	380.0%	5,415,336	6,196,646	(12.6%)	(1.3%)
Gross profit	1,035,505	975,975	6.1%	381,033	409,992	(7.1%)	5.6%	(42,712)	188,389	(122.7%)	279.5%	1,373,826	1,574,532	(12.7%)	3.6%
Gross Margin	*23.0%*	*21.7%*	*132 bps*	*35.5%*	*35.3%*	*23 bps*		*27.6%*	*34.9%*	*(731) bps*		*25.4%*	*25.4%*	*(4) bps*	
Total Expense	(769,682)	(712,669)	8.0%	(288,023)	(323,916)	(11.1%)	1.0%	52,964	(162,208)	NA	446.5%	(1,004,741)	(1,198,793)	(16.2%)	1.7%
Expense/Net Rev	*(17.1%)*	*(15.9%)*	*(126) bps*	*(26.8%)*	*(27.9%)*	*103 bps*		*(34.3%)*	*(30.1%)*	*(417) bps*		*(18.6%)*	*(19.3%)*	*79 bps*	
Recurring Operating Income	265,823	263,306	1.0%	93,010	86,076	8.1%	22.7%	10,252	26,181	(60.8%)	755.4%	369,085	375,739	(1.8%)	
ROI Margin	*5.9%*	*5.9%*	*5 bps*	*8.7%*	*7.4%*	*126 bps*		*(6.6%)*	*4.9%*	*(1,149) bps*		*6.8%*	*6.1%*	*75 bps*	
Recurring EBITDA	407,940	394,693	3.4%	112,986	107,544	5.1%	19.3%	6,108	34,911	(82.5%)	NA	527,034	537,324	(1.9%)	8.1%
Recurring EBITDA Margin	*9.1%*	*8.8%*	*29 bps*	*10.5%*	*9.3%*	*128 bps*		*(4.0%)*	*6.5%*	*(1,043) bps*		*9.7%*	*8.7%*	*106 bps*	

in COP M	Colombia FY23	Colombia FY22	Colombia % Var	Uruguay FY23	Uruguay FY22	Uruguay % Var	Uruguay % var exc. FX	Argentina FY23	Argentina FY22	Argentina % Var	Argentina % var exc. FX	Consolidated FY23	Consolidated FY22	Consolidated % Var	Consolidated % var exc. FX
Net Revenue	15,834,994	15,279,668	3.6%	4,235,342	3,590,523	18.0%	9.8%	1,052,806	1,750,715	(39.9%)	245.5%	21,122,087	20,619,673	2.4%	8.7%
Gross profit	3,558,757	3,385,817	5.1%	1,506,654	1,249,056	20.6%	12.3%	360,632	604,403	(40.3%)	242.8%	5,426,043	5,239,583	3.6%	12.3%
Gross Margin	*22.5%*	*22.2%*	*32 bps*	*35.6%*	*34.8%*	*79 bps*		*34.3%*	*34.5%*	*(27) bps*		*25.7%*	*25.4%*	*28 bps*	
Total Expense	(2,977,696)	(2,661,672)	11.9%	(1,139,440)	(965,710)	18.0%	9.9%	(330,632)	(553,127)	(40.2%)	243.4%	(4,447,768)	(4,180,509)	6.4%	17.2%
Expense/Net Rev	*(18.8%)*	*(17.4%)*	*(138) bps*	*(26.9%)*	*(26.9%)*	*(1) bps*		*(31.4%)*	*(31.6%)*	*19 bps*		*(21.1%)*	*(20.3%)*	*(78) bps*	
Recurring Operating Income	581,061	724,145	(19.8%)	367,214	283,346	29.6%		30,000	51,276	(41.5%)		978,275	1,059,074	(7.6%)	
ROI Margin	*3.7%*	*4.7%*	*(107) bps*	*8.7%*	*7.9%*	*78 bps*		*2.8%*	*2.9%*	*(8) bps*		*4.6%*	*5.1%*	*(50) bps*	
Recurring EBITDA	1,137,730	1,230,861	(7.6%)	451,389	355,531	27.0%	18.2%	49,300	75,703	(34.9%)	274.1%	1,638,419	1,662,402	(1.4%)	0.8%
Recurring EBITDA Margin	*7.2%*	*8.1%*	*(87) bps*	*10.7%*	*9.9%*	*76 bps*		*4.7%*	*4.3%*	*36 bps*		*7.8%*	*8.1%*	*(31) bps*	

Colombia

- **GP:** solid growth of recurrent real estate income (20.3% in 4Q; 18.6% FY23) and a higher base from industry facility relocation
- **Recurring EBITDA[1]:** Costs and efficiency plans offset by lower consumption, inflationary pressures, and higher operating taxes[2]

Uruguay

- **GP:** good performance during 1H23 and efficiencies from strict control despite lower consumption levels in 2H23
- **Recurring EBITDA[1]:** solid sales evolution in LC and cost efficiencies
- Continued as the most profitable operation

Argentina

- **GP:** higher share of C&C format (17.3%) and solid real estate growth (+225.1% y/y in LC)
- **Recurring EBITDA[1]:** 4Q strongly impacted by devaluation, uncertainty and inflationary pressures in labour cost

Note: Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. Data in COP includes a -12% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 4Q23 and 7.4% in FY23 and -106% and -82.6% in Argentina, respectively, calculated with the closing exchange rate. (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). (2) By near to COP$66,000 M during 2023 due to the tax reform approved in 2022.

18

Consolidated operating performance Note : Colombia perimeter includes Almacenes Éxito S . A . and its subsidiaries . Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of - 11 . 5 % and - 5 . 7 % at Net Revenue in 4 Q 23 and FY 23 , and - 9 . 3 % and - 2 . 2 % at recurring EBITDA, respectively . (1) Higher operating tax of COP $ 66 , 000 M during 2023 due to the tax reform approved in 2022 . 19 Cost control and expense efficiency offset devaluation in Argentina and macro headwinds in Colombia x Contribution from commercial strategies x Solid real estate business x Clear action plans to control expenses x Recurring EBITDA 3 y CAGR + 8 . 8% • All countries performed well despite low consumption and higher operating tax 1 in Colombia, s trong devaluation in Argentina and inflationary pressures in expenses across the region • Recurring EBITDA grew 2 . 4 % when excluding the operating tax effect at consolidated level ( - 2 . 1 % in Colombia) Highlights in COP M 4Q23 4Q22 % Var % var exc. FX FY23 FY22 % Var % var exc. FX Net Revenue 5,415,336 6,196,646 (12.6%) (1.3%) 21,122,087 20,619,673 2.4% 8.7% Gross profit 1,373,826 1,574,532 (12.7%) 3.6% 5,426,043 5,239,583 3.6% 12.3% Gross Margin 25.4% 25.4% (4) bps 25.7% 25.4% 28 bps Total Expense (1,004,741)(1,198,793) (16.2%) 1.7% (4,447,768) (4,180,509) 6.4% 17.2% Expense/Net Rev (18.6%) (19.3%) 79 bps (21.1%) (20.3%) (78) bps Recurring EBITDA 527,034 537,324 (1.9%) 8.1% 1,638,419 1,662,402 (1.4%) 0.8% Recurring EBITDA Margin 9.7% 8.7% 106 bps 7.8% 8.1% (31) bps Consolidated

Net Income of COP$118,749 M in 4Q23 and a growth of 27.2% y/y

Net Income Result

4Q23

Variations of Net Income result



-77,668
-6,654
181,969
27,990
-8,561
-33,178
34,851
118,749
Net Result 4Q22
Δ Operating Contribution
Δ Income Tax
Δ NFR
Δ Min Interest + Disc Oper.
Δ Income from Associates
Δ Non-recurring expenses
Net Result 4Q23

FY23

Variations of Net Income result



99,072
-80,799
279,804
-33,816
-32,010
-79,699
-26,554
125,998
Net Result YTD22
Δ Operating Contribution
Δ Income Tax
Δ NFR
Δ Min Interest + Disc Oper.
Δ Income from Associates
Δ Non-recurring expenses
Net Result YTD23

Highlights

- **4Q23 Net Income of COP$118,749 M from:**
  - Operating contribution from Colombia and Uruguay
  - A higher deferred tax base in Colombia
  - Improved financial performance in Argentina
  - Lower non-recurring expenses in Colombia
  - Negative effect of Tuya's share of profit
- **2023 Net Income of COP$125,998 M from:**
  - A higher deferred tax base in Colombia
  - Lower operating contribution from Colombia and Argentina
  - Higher financial costs and non-recurring expenses in Colombia
  - The aggregated negative effect of Tuya's share of profit

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX of -11.5% and -5.7% at Net Revenue in 4Q23 and FY23, and -9.3% and -2.2% at recurring EBITDA, respectively. (1) The Central Bank reduced the repo rate in Colombia by 25bps to 13% during 4Q23 (vs.10% in 3Q22 and 12% in 4Q22).

20

Cash generation of COP$123,000 M and improved working capital from inventories (-6.2 days) and lower receivables

4Q/FY 23 Leverage and Cash at holding level [1]



Cash (& other assets)
Gross debt (financial liabilities & warranties)
Net financial debt
1.3
-0.8
0.5
1.0
-0.8
0.2
2022
2023

in thousand million COP	2023	2022	Variation
EBITDA	**880.4**	**996.6**	-11.7%
Lease liabilities amortizations & interests	-405.7	-363.9	11.5%
Operational results before WK	**377.6**	**496.2**	-23.9%
Change in Tax	4.6	-119.2	-103.9%
Change in working capital	62.3	-342.1	-118.2%
CapEx	-476.1	-369.9	28.7%
Free cash flow before investments	**- 31.5**	**-335.0**	-90.6%
Dividends received	154.1	256.8	-40.0%
Free cash flow	**122.6**	**- 78.2**	-256.8%
Shareholders' cash flow	**-127.7**	**-151.5**	-15.7%

Leverage and cash highlights

Solid working capital improvement from:

- **Lower inventory** levels (6.2 days y/y, worth near COP$126,000 M)
- **Positive cash generation** from improved levels of **receivables** and despite sales slowdown and the COP$124,000 M invested on increasing **share on Disco** by 6.66%
- **Gross Debt** levels reflected pressures from high repo[3] rates

Note: Numbers expressed in long scale, COP billion represent 1,000,000,000,000. (1) Holding: Almacenes Éxito S.A results without Colombia or international subsidiaries. (2) Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 M for each line); cash flow re-expressed in line with the financial statements. (3) Central Bank repo rate reduced 25bps to 13% during 4Q23 in Colombia, (vs.10% in 3Q22 and 12% in 4Q22).

21

22 Conclusions

Solid international operations and resilience in Colombia led to Net Income growth of 27.2%

FY23 Conclusions

- **Grupo Calleja** became main shareholder and controlling company of Grupo Éxito - **tender offer reached 86.8%.**
- Acquisition of minority stake of 6.66% of Grupo Disco.
- **Net Revenue** boosted by international operations (+9.8% in Uruguay and +245.5% in Argentina in LC) and real estate performance in Colombia (+15.2%).
- **Solid Recurring EBITDA margins** in Uruguay (10.7%, +76bps) and in Argentina (4.7%, +36bps) during 2023.
- **Net Income** driven by income tax offset the impact of financial and non-recurring expenses and TUYA share of profit.
- **Improved working capital** result: inventories decreased 6.2 days and a **healthy cash generation of COP$123,000 M** reported.
- **Expansion of key formats (+56 stores), Viva Malls** (+15.6% Net Revenue 2023), **Aliados** (2,430 partners) and **Mi Surtii** (+37% sales)
- **Dividend proposal** of COP$50.49 per share (52% pay-out ratio).

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect of -11.5% and -5.7% at Net Revenue in 4Q23 and FY23, and -9.3% and -2.2% at recurring EBITDA, respectively Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries.

23

Appendices 24

Glossary and Notes Notes: • Numbers are expressed in long scale, COP billion represent 1 , 000 , 000 , 000 , 000 . • Growth and variations are expressed in comparison to the same period last year, except when stated otherwise . • Sums and percentages may reflect discrepancies due to rounding of figures . • All margins are calculated as percentage of Net Revenue . Glossary: • Colombia results : consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . • Consolidated results : Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina . • Adjusted EBITDA : Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results . • EPS : Earnings Per Share calculated on an entirely diluted basis . • Financial Result : impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities . • Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line) ; cash flow re - expressed in line with the financial statements . • GLA : Gross Leasable Area . • GMV : Gross Merchandise Value . • Holding : Almacenes Éxito results without Colombian and international subsidiaries . • Net Revenue : Total Revenue related to Retail Sales and Other Revenue . • Retail Sales : sales related to the retail business . • Other Revenue : revenue related to complementary businesses (real estate, insurance, travel, etc . ) and other revenue . • Recurring EBITDA : Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non - recurring operational income (expense) . • Recurring Operating Profit (ROI) : Gross Profit adjusted by SG&A expense and D&A . • SSS : same - store - sales levels, including the effect of store conversions and excluding the calendar effect . 25

Ownership S tructure Note : Own ership structure after the closure of the tender offer launched by Grupo Calleja and shareholder ´ s structure reported on January 25 , 2024 . 26

Consolidated Income Statement Note : Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect of - 11 . 5 % and - 5 . 7 % at Net Revenue in 4 Q 23 and FY 23 , and - 9 . 3 % and - 2 . 2 % at recurring EBITDA, respectively . Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . Adjusted EBITDA refers to Earnings B efore Interest, Taxes, Depreciation, and Amortization plus A ssociates & Joint Ventures results . EPS considers the weighted average number of outstanding shares (IFRS 33 ), corresponding to 1 , 297 , 864 , 359 shares . 27 in COP M 4Q23 4Q22 % Var FY23 FY22 % Var Retail Sales 5,175,618 5,947,643 (13.0%) 20,226,311 19,754,076 2.4% Other Revenue 239,718 249,003 (3.7%) 895,776 865,597 3.5% Net Revenue 5,415,336 6,196,646 (12.6%) 21,122,087 20,619,673 2.4% Cost of Sales (4,015,269) (4,596,720) (12.6%) (15,590,671) (15,281,830) 2.0% Cost D&A (26,241) (25,394) 3.3% (105,373) (98,260) 7.2% Gross Profit 1,373,826 1,574,532 (12.7%) 5,426,043 5,239,583 3.6% Gross Margin 25.4% 25.4% (4) bps 25.7% 25.4% 28 bps SG&A Expense (873,033) (1,062,602) (17.8%) (3,892,997) (3,675,441) 5.9% Expense D&A (131,708) (136,191) (3.3%) (554,771) (505,068) 9.8% Total Expense (1,004,741) (1,198,793) (16.2%) (4,447,768) (4,180,509) 6.4% Expense/Net Rev 18.6% 19.3% (79) bps 21.1% 20.3% 78 bps Recurring Operating Income (ROI) 369,085 375,739 (1.8%) 978,275 1,059,074 (7.6%) ROI Margin 6.8% 6.1% 75 bps 4.6% 5.1% (50) bps Non-Recurring Income/(Expense) (35,527) (70,378) (49.5%) (95,494) (68,940) 38.5% Operating Income (EBIT) 333,558 305,361 9.2% 882,781 990,134 (10.8%) EBIT Margin 6.2% 4.9% 123 bps 4.2% 4.8% (62) bps Net Financial Result (106,265) (134,255) (20.8%) (414,290) (380,474) 8.9% Associates & Joint Ventures Results (39,890) (6,712) 494.3% (114,419) (34,720) 229.5% EBT 187,403 164,394 14.0% 354,072 574,940 (38.4%) Income Tax (13,027) (194,996) (93.3%) (45,898) (325,702) (85.9%) Net Result 174,376 (30,602) 669.8% 308,174 249,238 23.6% Non-Controlling Interests (55,627) (47,066) 18.2% (182,176) (150,166) 21.3% Group profit (loss) for the period 118,749 (77,668) 252.9% 125,998 99,072 27.2% Net Margin 2.2% (1.3%) 345 bps 0.6% 0.5% 12 bps Recurring EBITDA 527,034 537,324 (1.9%) 1,638,419 1,662,402 (1.4%) Recurring EBITDA Margin 9.7% 8.7% 106 bps 7.8% 8.1% (31) bps Adjusted EBITDA 451,617 460,234 (1.9%) 1,428,506 1,558,742 (8.4%) Adjusted EBITDA Margin 8.3% 7.4% 91 bps 6.8% 7.6% (80) bps EBITDA 491,507 466,946 5.3% 1,542,925 1,593,462 (3.2%) EBITDA Margin 9.1% 7.5% 154 bps 7.3% 7.7% (42) bps Shares 1,297.864 1,297.864 0.0% 1,297.864 1,297.864 0.0% EPS 91.5 (59.8) N/A 97.1 76.3 27.2%

Income Statement by Country

in COP M	Colombia			Uruguay				Argentina				Consolidated			
	4Q23	4Q22	% Var	4Q23	4Q22	% Var	% var exc. FX	4Q23	4Q22	% Var	% var exc. FX	4Q23	4Q22	% Var	% var exc. FX
Net Revenue	4,497,204	4,495,689	0.0%	1,073,084	1,162,327	(7.7%)	4.9%	(154,612)	539,178	(128.7%)	380.0%	5,415,336	6,196,646	(12.6%)	(1.3%)
Gross profit	1,035,505	975,975	6.1%	381,033	409,992	(7.1%)	5.6%	(42,712)	188,389	(122.7%)	279.5%	1,373,826	1,574,532	(12.7%)	3.6%
Gross Margin	*23.0%*	*21.7%*	*132 bps*	*35.5%*	*35.3%*	*23 bps*		*27.6%*	*34.9%*	*(731) bps*		*25.4%*	*25.4%*	*(4) bps*	
Total Expense	(769,682)	(712,669)	8.0%	(288,023)	(323,916)	(11.1%)	1.0%	52,964	(162,208)	NA	446.5%	(1,004,741)	(1,198,793)	(16.2%)	1.7%
Expense/Net Rev	*(17.1%)*	*(15.9%)*	*(126) bps*	*(26.8%)*	*(27.9%)*	*103 bps*		*(34.3%)*	*(30.1%)*	*(417) bps*		*(18.6%)*	*(19.3%)*	*79 bps*	
Recurring Operating Income	265,823	263,306	1.0%	93,010	86,076	8.1%	22.7%	10,252	26,181	(60.8%)	755.4%	369,085	375,739	(1.8%)	
ROI Margin	*5.9%*	*5.9%*	*5 bps*	*8.7%*	*7.4%*	*126 bps*		*(6.6%)*	*4.9%*	*(1,149) bps*		*6.8%*	*6.1%*	*75 bps*	
Recurring EBITDA	407,940	394,693	3.4%	112,986	107,544	5.1%	19.3%	6,108	34,911	(82.5%)	NA	527,034	537,324	(1.9%)	8.1%
Recurring EBITDA Margin	*9.1%*	*8.8%*	*29 bps*	*10.5%*	*9.3%*	*128 bps*		*(4.0%)*	*6.5%*	*(1,043) bps*		*9.7%*	*8.7%*	*106 bps*	

in COP M	Colombia			Uruguay				Argentina				Consolidated			
	FY23	FY22	% Var	FY23	FY22	% Var	% var exc. FX	FY23	FY22	% Var	% var exc. FX	FY23	FY22	% Var	% var exc. FX
Net Revenue	15,834,994	15,279,668	3.6%	4,235,342	3,590,523	18.0%	9.8%	1,052,806	1,750,715	(39.9%)	245.5%	21,122,087	20,619,673	2.4%	8.7%
Gross profit	3,558,757	3,385,817	5.1%	1,506,654	1,249,056	20.6%	12.3%	360,632	604,403	(40.3%)	242.8%	5,426,043	5,239,583	3.6%	12.3%
Gross Margin	*22.5%*	*22.2%*	*32 bps*	*35.6%*	*34.8%*	*79 bps*		*34.3%*	*34.5%*	*(27) bps*		*25.7%*	*25.4%*	*28 bps*	
Total Expense	(2,977,696)	(2,661,672)	11.9%	(1,139,440)	(965,710)	18.0%	9.9%	(330,632)	(553,127)	(40.2%)	243.4%	(4,447,768)	(4,180,509)	6.4%	17.2%
Expense/Net Rev	*(18.8%)*	*(17.4%)*	*(138) bps*	*(26.9%)*	*(26.9%)*	*(1) bps*		*(31.4%)*	*(31.6%)*	*19 bps*		*(21.1%)*	*(20.3%)*	*(78) bps*	
Recurring Operating Income	581,061	724,145	(19.8%)	367,214	283,346	29.6%		30,000	51,276	(41.5%)		978,275	1,059,074	(7.6%)	
ROI Margin	*3.7%*	*4.7%*	*(107) bps*	*8.7%*	*7.9%*	*78 bps*		*2.8%*	*2.9%*	*(8) bps*		*4.6%*	*5.1%*	*(50) bps*	
Recurring EBITDA	1,137,730	1,230,861	(7.6%)	451,389	355,531	27.0%	18.2%	49,300	75,703	(34.9%)	274.1%	1,638,419	1,662,402	(1.4%)	0.8%
Recurring EBITDA Margin	*7.2%*	*8.1%*	*(87) bps*	*10.7%*	*9.9%*	*76 bps*		*4.7%*	*4.3%*	*36 bps*		*7.8%*	*8.1%*	*(31) bps*	

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -12% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 4Q23 and 7.4% in FY23 and -106% and -82.6% in Argentina, respectively, calculated with the closing exchange rate.

28

Income Statement and CapEx by Country

Income Statement	Colombia	Uruguay	Argentina	Consol	Colombia	Uruguay	Argentina	Consol
in COP M	4Q23	4Q23	4Q23	4Q23	FY23	FY23	FY23	FY23
Retail Sales	4,264,591	1,058,282	(147,054)	5,175,618	15,018,909	4,193,328	1,014,898	20,226,311
Other Revenue	232,613	14,802	(7,558)	239,718	816,085	42,014	37,908	895,776
Net Revenue	**4,497,204**	**1,073,084**	**(154,612)**	**5,415,336**	**15,834,994**	**4,235,342**	**1,052,806**	**21,122,087**
Cost of Sales	(3,437,124)	(690,105)	111,620	(4,015,269)	(12,178,258)	(2,720,574)	(692,894)	(15,590,671)
Cost D&A	(24,575)	(1,946)	280	(26,241)	(97,979)	(8,114)	720	(105,373)
Gross profit	**1,035,505**	**381,033**	**(42,712)**	**1,373,826**	**3,558,757**	**1,506,654**	**360,632**	**5,426,043**
Gross Margin	*23.0%*	*35.5%*	*27.6%*	*25.4%*	*22.5%*	*35.6%*	*34.3%*	*25.7%*
SG&A Expense	(652,140)	(269,993)	49,100	(873,033)	(2,519,006)	(1,063,379)	(310,612)	(3,892,997)
Expense D&A	(117,542)	(18,030)	3,864	(131,708)	(458,690)	(76,061)	(20,020)	(554,771)
Total Expense	**(769,682)**	**(288,023)**	**52,964**	**(1,004,741)**	**(2,977,696)**	**(1,139,440)**	**(330,632)**	**(4,447,768)**
Expense/Net Rev	*17.1%*	*26.8%*	*34.3%*	*18.6%*	*18.8%*	*26.9%*	*31.4%*	*21.1%*
Recurring Operating Income (ROI)	**265,823**	**93,010**	**10,252**	**369,085**	**581,061**	**367,214**	**30,000**	**978,275**
ROI Margin	*5.9%*	*8.7%*	*(6.6%)*	*6.8%*	*3.7%*	*8.7%*	*2.8%*	*4.6%*
Non-Recurring Income and (Expense)	(7,306)	(27,159)	(1,062)	(35,527)	(68,473)	(25,939)	(1,082)	(95,494)
Operating Income (EBIT)	**258,517**	**65,851**	**9,190**	**333,558**	**512,588**	**341,275**	**28,918**	**882,781**
EBIT Margin	*5.7%*	*6.1%*	*(5.9%)*	*6.2%*	*3.2%*	*8.1%*	*2.7%*	*4.2%*
Net Financial Result	**(107,189)**	**(5,668)**	**6,592**	**(106,265)**	**(386,112)**	**(12,343)**	**(15,835)**	**(414,290)**
Recurring EBITDA	**407,940**	**112,986**	**6,108**	**527,034**	**1,137,730**	**451,389**	**49,300**	**1,638,419**
Recurring EBITDA Margin	*9.1%*	*10.5%*	*(4.0%)*	*9.7%*	*7.2%*	*10.7%*	*4.7%*	*7.8%*
CAPEX								
in COP M	**74,894**	**34,393**	**(5,811)**	**103,476**	**364,104**	**149,572**	**8,347**	**522,023**
in local currency	74,894	334	543		364,104	1,343	1,766	

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect (of -11.5% and -5.7% at Net Revenue in 4Q23 and FY23, and -9.3% and -2.2% at recurring EBITDA, respectively. The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -12% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 4Q23 and 7.4% in FY23 and -106% and -82.6% in Argentina, respectively, calculated with the closing exchange rate.

29

grupo éxito

Consolidated Balance Sheet

in COP M	Dec 2023	Dec 2022	Var %
Assets	**16,339,761**	**18,183,289**	**(10.1%)**
Current assets	**5,283,091**	**5,947,863**	**(11.2%)**
Cash & Cash Equivalents	1,508,205	1,733,673	(13.0%)
Inventories	2,437,403	2,770,443	(12.0%)
Accounts receivable	704,931	779,355	(9.5%)
Assets for taxes	524,027	509,884	2.8%
Assets held for sale	12,413	21,800	(43.1%)
Others	96,112	132,708	(27.6%)
Non-current assets	**11,056,670**	**12,235,426**	**(9.6%)**
Goodwill	3,080,622	3,484,303	(11.6%)
Other intangible assets	366,369	424,680	(13.7%)
Property, plant and equipment	4,069,765	4,474,280	(9.0%)
Investment properties	1,653,345	1,841,228	(10.2%)
Right of Use	1,361,253	1,443,469	(5.7%)
Investments in associates and JVs	232,558	300,021	(22.5%)
Deferred tax asset	197,692	142,589	38.6%
Assets for taxes	-	-	0.0%
Others	95,066	124,856	(23.9%)

in COP M	Dec 2023	Dec 2022	Var %
Liabilities	**8,917,952**	**9,748,843**	**(8.5%)**
Current liabilities	**7,144,623**	**7,415,394**	**(3.7%)**
Trade payables	5,248,777	5,651,303	(7.1%)
Lease liabilities	282,180	263,175	7.2%
Borrowing-short term	1,029,394	915,604	12.4%
Other financial liabilities	139,810	136,223	2.6%
Liabilities held for sale	-	-	0.0%
Liabilities for taxes	107,331	109,726	(2.2%)
Others	337,131	339,363	(0.7%)
Non-current liabilities	**1,773,329**	**2,333,449**	**(24.0%)**
Trade payables	37,349	70,472	(47.0%)
Lease liabilities	1,285,779	1,392,780	(7.7%)
Borrowing-long Term	236,811	539,980	(56.1%)
Other provisions	11,630	15,254	(23.8%)
Deferred tax liability	156,098	277,713	(43.8%)
Liabilities for taxes	8,091	2,749	N/A
Others	37,571	34,501	8.9%
Shareholder´s equity	**7,421,809**	**8,434,446**	**(12.0%)**

Note: Consolidated data include figures from Colombia, Uruguay and Argentina.

30

Consolidated Cash Flow Note : Consolidated data include figures from Colombia, Uruguay and Argentina . 31 in COP M Dec 2023 Dec 2022 Var % Profit 308,174 249,238 23.6% Operating income before changes in working capital 1,503,202 1,470,019 2.3% Cash Net (used in) Operating Activities 1,527,067 901,429 69.4% Cash Net (used in) Investment Activities (587,503) (529,929) 10.9% Cash net provided by Financing Activities (1,034,390) (1,235,821) (16.3%) Var of net of cash and cash equivalents before the FX rate (94,826) (864,321) (89.0%) Effects on FX changes on cash and cash equivalents (130,642) 56,415 N/A (Decresase) net of cash and cash equivalents (225,468) (807,906) (72.1%) Opening balance of cash and cash equivalents 1,733,673 2,541,579 (31.8%) Ending balance of cash and cash equivalents 1,508,205 1,733,673 (13.0%)

Holding Income Statement[1]

in COP M	4Q23	4Q22	% Var	FY23	FY22	% Var
Retail Sales	4,267,213	4,281,967	(0.3%)	15,026,313	14,529,617	3.4%
Other Revenue	120,253	121,703	(1.2%)	428,695	426,110	0.6%
Net Revenue	**4,387,466**	**4,403,670**	**(0.4%)**	**15,455,008**	**14,955,727**	**3.3%**
Cost of Sales	(3,429,217)	(3,489,579)	(1.7%)	(12,144,053)	(11,783,050)	3.1%
Cost D&A	(23,079)	(21,992)	4.9%	(91,652)	(85,011)	7.8%
Gross profit	**935,170**	**892,099**	**4.8%**	**3,219,303**	**3,087,666**	**4.3%**
Gross Margin	*21.3%*	*20.3%*	*106 bps*	*20.8%*	*20.6%*	*18 bps*
SG&A Expense	(639,248)	(595,024)	7.4%	(2,430,525)	(2,176,115)	11.7%
Expense D&A	(114,053)	(103,357)	10.3%	(446,043)	(397,609)	12.2%
Total Expense	**(753,301)**	**(698,381)**	**7.9%**	**(2,876,568)**	**(2,573,724)**	**11.8%**
Expense/Net Rev	*(17.2%)*	*(15.9%)*	*(131) bps*	*(18.6%)*	*(17.2%)*	*(140) bps*
Recurring Operating Income (ROI)	**181,869**	**193,718**	**(6.1%)**	**342,735**	**513,942**	**(33.3%)**
ROI Margin	*4.1%*	*4.4%*	*(25) bps*	*2.2%*	*3.4%*	*(122) bps*
Non-Recurring Income and (Expense)	(24,915)	(45,414)	(45.1%)	(87,558)	(58,828)	48.8%
Operating Income	**156,954**	**148,304**	**5.8%**	**255,177**	**455,114**	**(43.9%)**
EBIT Margin	*3.6%*	*3.4%*	*21 bps*	*1.7%*	*3.0%*	*(139) bps*
Net Financial Result	**(117,994)**	**(103,205)**	**14.3%**	**(428,772)**	**(297,204)**	**44.3%**
Group profit (loss) for the period	**118,749**	**(77,668)**	**252.9%**	**125,998**	**99,072**	**27.2%**
Net Margin	*2.7%*	*(1.8%)*	*447 bps*	*0.8%*	*0.7%*	*15 bps*
Recurring EBITDA	**319,001**	**319,067**	**(0.0%)**	**880,430**	**996,562**	**(11.7%)**
Recurring EBITDA Margin	*7.3%*	*7.2%*	*3 bps*	*5.7%*	*6.7%*	*(97) bps*

(1) Holding: Almacenes Éxito Results without Colombia subsidiaries Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

32

Holding Balance Sheet[1]

in COP M	Dec 2023	Dec 2022	Var %
Assets	**13,580,684**	**14,761,545**	**(8.0%)**
Current assets	**4,015,527**	**4,432,647**	**(9.4%)**
Cash & Cash Equivalents	980,624	1,250,398	(21.6%)
Inventories	1,993,987	2,105,200	(5.3%)
Accounts receivable	436,942	477,912	(8.6%)
Assets for taxes	496,180	478,476	3.7%
Others	107,794	120,661	(10.7%)
Non-current assets	**9,565,157**	**10,328,898**	**(7.4%)**
Goodwill	1,453,077	1,453,077	0.0%
Other intangible assets	190,346	191,204	(0.4%)
Property, plant and equipment	1,993,592	2,059,079	(3.2%)
Investment properties	65,328	83,420	(21.7%)
Right of Use	1,556,851	1,587,943	(2.0%)
Investments in subsidiaries, associates and JVs	4,091,366	4,788,226	(14.6%)
Others	214,597	165,949	29.3%

in COP M	Dec 2023	Dec 2022	Var %
Liabilities	**7,480,007**	**7,622,557**	**(1.9%)**
Current liabilities	**5,692,731**	**5,455,563**	**4.3%**
Trade payables	4,144,324	4,319,342	(4.1%)
Lease liabilities	290,080	261,824	10.8%
Borrowing-short term	578,706	251,118	N/A
Other financial liabilities	149,563	123,446	21.2%
Liabilities for taxes	100,449	92,846	8.2%
Others	429,609	406,987	5.6%
Non-current liabilities	**1,787,276**	**2,166,994**	**(17.5%)**
Lease liabilities	1,481,062	1,525,272	(2.9%)
Borrowing-long Term	236,812	539,980	(56.1%)
Other provisions	11,499	14,311	(19.6%)
Deferred tax liability	-	-	0
Others	57,903	87,431	(33.8%)
Shareholder´s equity	**6,100,677**	**7,138,988**	**(14.5%)**

(1) Holding: Almacenes Éxito Results without Colombia subsidiaries.

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Debt by country and maturity

Net debt breakdown by country

31 Dec 2023, (millions of COP)	Holding (2)	Colombia	Uruguay	Argentina	Consolidated
Short-term debt	728,269	715,613	453,591	-	1,169,204
Long-term debt	236,811	236,811	-	-	236,811
Total gross debt (1) (2)	**965,080**	**952,424**	**453,591**	**-**	**1,406,015**
Cash and cash equivalents	980,624	1,127,735	317,698	62,772	1,508,205
Net debt	**15,544**	**175,311**	**(135,893)**	**62,772**	**102,190**

Holding Gross debt by maturity

31 Dec 2023, (millions of COP)	Nominal amount	Nature of interest rate	Maturity Date	31-dic-23
Short Term - Bilateral	25,000	Fixed	Mayo 2024	25,000
Short Term - Bilateral	100,000	Fixed	Mayo 2024	100,000
Mid Term - Bilateral	135,000	Floating	April 2024	135,000
Long Term - Bilateral	200,000	Floating	March 2025	200,000
Long Term - Bilateral	290,000	Floating	March 2026	108,749
Long Term - Bilateral	190,000	Floating	March 2027	120,916
Long Term - Bilateral	150,000	Floating	March 2030	108,375
Total gross debt (3)	**1,090,000**			**798,040**

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. 1) Debt without contingent warranties and letters of credits. (2) Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 11.98%; other collections included, and positive hedging valuation not included. (3) Debt at the nominal amount.

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Store number and Retail Sales area Note : The store count does not include the 2 , 430 allies in Colombia . 35 Banner by country Store number Sales area (sqm) Colombia Exito 207 627,926 Carulla 112 89,500 Surtimax 80 31,934 Super Inter 59 56,907 Surtimayorista 64 55,453 Total Colombia 522 861,720 Uruguay Devoto 66 41,731 Disco 30 35,934 Geant 2 16,411 Total Uruguay 98 94,076 Argentina Libertad 15 92,104 Mini Libertad 10 1,796 Mayorista 11 13,539 Total Argentina 36 107,439 TOTAL 656 1,063,235

Accounts Reconciliations

Exchange Rates Effects on Results

4Q23

Net Revenue	Growth in LC	Growth in COP	FX effect
Uruguay	4.9%	-7.7%	-12.0%
Argentina	380.0%	-128.7%	-106.0%
Consolidated	-1.3%	-12.6%	-11.5%

Recurring EBITDA	Growth in LC	Growth in COP	FX effect
Uruguay	19.3%	5.1%	-12.0%
Argentina	-392.8%	-82.5%	-106.0%
Consolidated	8.1%	-1.9%	-9.3%

FY23

Net Revenues	Growth in LC	Growth in COP	FX effect
Uruguay	9.8%	18.0%	7.4%
Argentina	245.5%	-39.9%	-82.6%
Consolidated	8.7%	2.4%	-5.7%

Recurring EBITDA	Growth in LC	Growth in COP	FX effect
Uruguay	18.2%	27.0%	7.4%
Argentina	274.1%	-34.9%	-82.6%
Consolidated	0.8%	-1.4%	-2.2%

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -12% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 4Q23 and 7.4% in FY23 and -106% and -82.6% in Argentina, respectively, calculated with the closing exchange rate. FX impacts are calculated as a devaluation between currencies resulting in a percentage. Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

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Accounts Reconciliations Recurring EBITDA and Adjusted EBITDA Note : Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense . Adjusted EBITDA refers to Earnings B efore Interest, Taxes, Depreciation, and Amortization plus A ssociates & Joint Ventures results . 37 in COP M 4Q23 4Q22 FY23 FY22 Operating Income (EBIT) 333,558 305,361 882,781 990,134 Non-Recurring Income/(Expense) 35,527 70,378 95,494 68,940 Cost D&A 26,241 25,394 105,373 98,260 Expense D&A 131,708 136,191 554,771 505,068 Recurring EBITDA 527,034 537,324 1,638,419 1,662,402 in COP M 4Q23 4Q22 FY23 FY22 Operating Income (EBIT) 333,558 305,361 882,781 990,134 Associates & Joint Ventures Results (39,890) (6,712) (114,419) (34,720) Cost D&A 26,241 25,394 105,373 98,260 Expense D&A 131,708 136,191 554,771 505,068 Adjusted EBITDA 451,617 460,234 1,428,506 1,558,742 in COP M 4Q23 4Q22 FY23 FY22 Operating Income (EBIT) 333,558 305,361 882,781 990,134 Cost D&A 26,241 25,394 105,373 98,260 Expense D&A 131,708 136,191 554,771 505,068 EBITDA 491,507 466,946 1,542,925 1,593,462

Accounts Reconciliations Recurring Income of the Real Estate Business Net Revenue and Recurring EBITDA of Viva Malls in Colombia 38 in COP M 4Q23 4Q22 FY23 FY22 Operating Income (EBIT) 70,893 60,073 206,236 165,322 Non-Recurring Income/(Expense) 1,275 (2,425) 1,708 (1,417) Expense D&A 14,990 14,304 57,908 56,439 Recurring EBITDA 87,158 71,952 265,852 220,344 Consolidated 4Q23 4Q22 Var 12M23 12M22 Var Income from concessionaires 22,384 19,478 14.9% 93,702 84,424 11.0% Income from building administration 13,403 11,174 19.9% 52,613 43,719 20.3% Income from property rent 92,663 76,589 21.0%317,828264,322 20.2% Income from rent of other spaces 9,913 32,793-69.8% 86,598100,968-14.2% Revenues real estate 138,363140,034 -1.2%550,741493,433 11.6% Non recurring concessionaires fees (-) 0 0 0.0% 3,861 0 0.0% Recurring revenues real estate 138,363140,034 -1.2%554,602493,433 12.4% Non recurring concessionaires fees 148 0 0.0% 3,670 32,948-88.9% Sales of real estate projects 2,188 2,505-12.7% 49,396 28,765 71.7% Total revenues real estate 140,698142,539 -1.3%607,667555,146 9.5%

Grupo Éxito strategic pillars

Leading transformation by focusing on customer and key retail trends

Omni-client

Our people

1. Innovation

- Models & Formats
  - ✓ Premium & Mid: FreshMarket / WOW
  - ✓ Low-cost: Surtimayorista / Super Inter Vecino / Allies
- Private Label
  - ✓ Food / Non-food

2. Omni-channel

- E-commerce
  - ✓ exito.com / carulla.com
  - ✓ disco.com / geant.com / devoto.com
  - ✓ hiperlibertad.com
- Market Place
- Digital Catalogues
- Home Delivery
- Last Milers
  - ✓ Rappi / Turbo 10 minutes
- Click & Collect
- WhatsApp / Clickcam

3. Digital Transformation

- Apps
  - ✓ Éxito / Carulla
  - ✓ Disco / Geant / Devoto
  - ✓ Hiperlibertad
  - ✓ Others:
  - ✓ Éxito Media
  - ✓ Éxito Rental
  - ✓ Startups
- Developments
  - ✓ Frictionless
  - ✓ Customer Service
  - ✓ Data Analytics
  - ✓ Logistics, Supply Chain, HR Management

4. Asset / Traffic Monetization

- Loyalty Coalition
  - ✓ Puntos Colombia
- Complementary businesses
  - ✓ Real Estate: VIVA / Paseo
  - ✓ Financial Business: TUYA / TUYA Pay / Kiire / Hipermás / Money transfers
  - ✓ Travel
  - ✓ Insurance
  - ✓ Virtual Mobile Operator
- Operational Excellence
  - ✓ Logistics & Supply Chain
  - ✓ Lean Productivity Schemes
  - ✓ Joint Purchasing

5. ESG

- Zero malnutrition
  - ✓ Child nutrition
- My Planet
  - ✓ Environmental protection
- Sustainable trade
  - ✓ Sustainable trade practices
- Governance & Integrity
  - ✓ Build trust and transparency
- Our people
  - ✓ HR development
- Healthy Lifestyle
  - ✓ Habits and healthy living

Focus on improving: Customer Service | Relational Marketing | HR & Suppliers Relationship | IT Development

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ESG strategy Six pillars with clear purposes, strategic focus and contribution, aligned with Sustainable Development Goals Work towards the eradication of chronic child malnutrition in Colombia by 2030 • Communicate and raise awareness • Generate resources and alliances • Influence public policies • Work closely with Fundación Éxito • SDG #2 Zero hunger Zero Malnutrition Sustainable Trade My Planet Healthy Lifestyle Our people Governance & Integrity Promote sustainable trade practices • Promote sustainable supply chains • Develop allies and suppliers • Maintain local and direct procurement • SDG #8 / #12 Decent work and economic growth / Responsible consumption and production Environmental protection • Actions to manage climate change • Enable circular economy for packaging and plastic • Initiatives for sustainable mobility and real estate • Protection of biodiversity • SDG #13 Climate action Encourage healthier and balanced lifestyles • Educate on healthy habits and living • Trade of goods and services encouraging healthy lifestyles • SDG #3 Good health and well - being Promote diversity and inclusion • Promote social dialogue • Develop our people on being and doing • Endorse gender equality • SDG #5 and #8 Gender equality, decent work and economic growth Build trust with stakeholders • Promote best practices in corporate governance • Respect of human rights • Build up ethics and transparency standards • Facilitate diverse and inclusive environments • Promote communication • SDG #16 Peace, justice and strong institutions 40

Grupo Éxito´s ecosystem

Leading retail through innovation and integration of BU´s across a comprehensive ecosystem with strong synergies



Multi-banner and multi-format retail structure
#1 food retailer, high margins and strong cash flow generation
Géant
Devoto
Dual Retail / Real Estate model
Libertad
Brick & Mortar
Unmatched digital penetration in the region
exito.com
Click & collect, digital catalogues, , WhatsApp and Clickam
Other channels
Over 1,400 vendors
Market place
Omni-channel
#1 loyalty coalition in Colombia, +161 allied brands and +6.2 M clients
PUNTOS
Loyalty Coalition
Omni-client
Others
media
autos éxito
Real Estate
viva
#1 shopping mall operator in Colombia
Paseo
#3 real estate player in Argentina
Complementary Businesses & Traffic Monetization
FinancialS ervices
tuya
#1 card issuer in Colombia
tuya pay
+1 M users of digital accounts
giros éxito
1.3 M Tx. Target: #1 ally of money transfer network in Colombia
Kiire
Payment platform, 80M transactions
móvil éxito
+500K active lines
viajes éxito
#6 travel agency in Colombia
seguros éxito
Seller of micro insurance in Colombia

Note: Data as of 2022.

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María Fernanda Moreno R . Head of Investor Relations +(57) 312 796 2298 mmorenor@grupo - exito.com Éxito Calle 80, Cr 59 A No. 79 – 30 Bogotá, Colombia www.grupoexito.com.co exitoinvestor.relations@grupo - exito.com • “The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”. Teresita Alzate Investor Relations Executive +(574) 6049696 Ext 306560 teresita.alzate@grupo - exito.com Cr 48 No. 32B Sur – 139, Av. Las Vegas Envigado, Colombia